UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corporation
1188 West Georgia Street, Suite 1200
Vancouver, British Columbia, V6E 4A2
Phone (604) 685 6375
www.evolvinggold.com

NEWS RELEASE

Winnemucca Mountain Gold Property, Humboldt County, Nevada Update:
Property Size Increased by 200 Additional Claims

Vancouver, British Columbia, May 12, 2005: Evolving Gold Corporation (CNQ:GOLD) is pleased to report that the land position on Winnemucca Mountain has been increased substantially. To date an additional 200 claims have been acquired by staking. This brings the total land position to 272 claims covering approximately 2115 hectares (5,226 acres).

Evolving Gold (the "Company") earlier announced (see press release dated December 6, 2004) that it had entered into an option agreement with Golden Sands Exploration Inc. to acquire a 100 percent interest in the Winnemucca Mountain property, subject to a 2% net smelter royalty. The property is located in Humboldt County, in northwestern Nevada. The property, which has excellent road access, is located about 25 km northwest of Newmont's Lone Tree gold mine (pre-production resource reported as 4.2 million ounces of gold) and 30 km southeast of the Sleeper gold mine (1.7 million ounces of gold and 2.3 million ounces of silver produced between 1986 and 1996).

The property is situated near the northern end of the highly productive Battle Mountain- Eureka gold trend, and is underlain by Triassic age sediments and Cretaceous and Tertiary age intrusive rocks. Previous exploration work by Santa Fe Pacific Mining (now Newmont) focused on the pediment-covered Swordfish Zone between 1988 and 1990. Gold mineralization at the Swordfish Zone occurs within a northeast-trending, low sulfide, quartz-adularia vein-type system. Santa Fe completed 73 reverse circulation drill holes, nearly all of which were focused on the Swordfish Zone, and reported results ranging up to 13.7 meters averaging 3.9 grams per ton gold. Santa Fe also calculated a resource within this one zone of 4.15 million tons grading 0.82 grams per ton gold (this historical resource is not NI 43-101 compliant, has not been verified by the Company, is presented for disclosure purposes only, and should not be relied on).

Near the end of Santa Fe's tenure on the property, a step-out hole, approximately 500 meters northeast of the Swordfish Zone, encountered 2.2 ounces per ton (68.6 grams per ton) gold across a 5 foot (1.5 meter) hole length, at what is now called the SF Extension Zone. This intercept has never been followed up by further drilling, and has been interpreted by the Company to indicate that the Swordfish Zone may be much more extensive than previously indicated, and that higher gold grades may occur in structurally-controlled zones northeast of Swordfish. The SF Extension, and beyond to the northeast, is a high-priority drill target for the Company.

In addition to the Swordfish and SF Extension areas, additional exploration targets have been identified and are comprised of multiple outcropping vein-style occurrences reported to carry anomalous gold values that have yet to be explored in detail. Evolving Gold is currently carrying out a detailed compilation of existing data and has made preliminary geological investigations on site in preparation for a 2005 summer field program. Field work will consist of surface geological mapping, geophysical surveying of newly- interpreted target trends, and drilling of the higher-priority targets. In compliance with NI 43-101, Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the technical accuracy of this news release. Insufficient information is available to determine true width of drill intercepts. An independent NI 43-101 compliant technical report has been submitted.

On behalf of Evolving Gold Corporation

Lawrence A. Dick, Ph.D., P.Geo.
President

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Evolving Gold Corp.
Suite 1200 - 1188 West Georgia Street
Vancouver, B.C. V6E 4A2

Telephone: (604) 685-6375

Item 2 Date of Material Change

May 16, 2005

Item 3 News Release

News Release dated May 16, 2005 was disseminated via Stockwatch, Vancouver, British Columbia and filed on SEDAR on May 16, 2005.

Item 4 Summary of Material Change

On May 16, 2005, the Issuer settled CAD$285,610 of outstanding debt, engaged a corporate advisor and granted options to a director of the Issuer.

Item 5 Full Description of Material Change

The Issuer announced that it agreed to settle debt with six parties in the aggregate sum of CAD$$285,610 representing loans advanced to the Issuer for general working capital purposes. The debt settlement will be through the issuance of units ("Unit") at a deemed price of CAD$0.66 per Unit resulting in the issuance of 432,742 Units in the capital of the Issuer. Each Unit consists of one common share and one non-transferable share purchase warrant ("Warrant Share") in the capital of the Issuer. Each Warrant Share entitles the holder for 24 months from the date of issue of the Warrant Share to acquire one additional common share in the capital of the Issuer at an exercise price of CAD$0.82 per share. The Shares and Warrant Shares will be subject to a four month hold period from the date of issuance. The debt settlement is anticipated to close at the end of May, 2005.

The Issuer also announced that on May 16, 2005, it engaged the consulting services of Shareholder Development & Consulting Services ("SDCS") of Florida. SDCS has extensive experience in and knowledge of corporate communications in the securities industry. The term of the corporate advisory agreement is for an initial three (3) months at a monthly fee of US$2,500. SDCS will provide corporate advisory services on behalf of the Issuer with the aim of introducing individuals of interest to the Issuer.

The Issuer further announced that it has granted to Lawrence A. Dick, President, Chief Executive Officer and a director, of the Issuer, an option to purchase 185,000 common shares in the capital of the Issuer at exercise price of CAD$0.82, such options to expire on May 16, 2009.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Warren McIntyre
Chief Financial Officer and Corporate Secretary
Suite 1200 - 1188 West Georgia Street
Vancouver, B.C. V6E 4A2

Telephone: (604) 685-6375

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 17th day of May, 2005.

/s/ Warren McIntyre
______________________________________
Warren McIntyre
Chief Financial Officer and
Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
_______________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director